UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: February 8, 2011
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

This Form 6-K consists of the Media release and related Bonus pool and compensation model for 2010 fact sheet of UBS AG, which appear immediately following this page.

UBS AG

Media Relations
Tel. +41-44-234 85 00

www.ubs.com

8 February 2011
Media release
UBS fourth quarter net profit attributable to shareholders of CHF 1.3 billion. Full year net profit of CHF 7.2 billion
•	For 2010, net profit attributable to UBS shareholders was CHF 7.2 billion compared with a loss of CHF 2.7 billion in 2009. 2010 diluted earnings per share of CHF 1.87 compared with negative CHF 0.75 in 2009, and return on equity of 15.9% for 2010 compared with negative 7.8% at the end of last year

•	During 2010 our BIS tier 1 capital ratio increased to 17.7% from 15.4% and our BIS core tier 1 capital ratio increased to 15.3% from 11.9% at the end of 2009. We will continue to retain earnings to meet capital requirements and will not pay a dividend for 2010

•	Cost discipline maintained; we achieved our fixed cost target of less than CHF 20 billion for 2010

•	2010 bonus pool reduced by 10% to CHF 4.3 billion from CHF 4.8 billion in 2009

•	In the fourth quarter net profit attributable was CHF 1,290 million, with diluted earnings per share of CHF 0.33, reflecting a significantly lower tax credit of CHF 149 million compared with CHF 825 million in the third quarter

•	Fourth quarter profit before tax increased to CHF 1,161 million from CHF 818 million in the third quarter. Results reflect increased client activity across all businesses and includes credit loss expenses of CHF 164 million, own credit losses of CHF 509 million as well as increased general and administrative expenses

•	Industry leading BIS tier 1 capital ratio of 17.7% compared with 16.7% in the prior quarter

•	BIS core tier 1 capital ratio increased to 15.3% from 14.2% in the third quarter

•	Net new money stabilized with net new money of CHF 7.1 billion in the quarter. Inflows across all asset gathering businesses

•	Our businesses: Wealth Management pre-tax profit stable. Retail & Corporate’s pre-tax profit lower on increased credit loss expenses. Positive revenue momentum in Wealth Management Americas but the business incurred a pre-tax loss due to litigation provisions. Considerably improved net new money inflows of CHF 3.4 billion. Pre-tax profits in Global Asset Management up 18%. Improved Investment Bank result on third quarter, with revenues up 17%

•	Balance sheet decreased 10% and risk-weighted assets down 5% over the fourth quarter
Zurich / Basel, 8 February 2011- Commenting on UBS’s fourth quarter 2010 results, Group CEO Oswald J. Grübel said: “While we made substantial progress in 2010, we are fully aware that we have to continue to improve our results.”

Media Relations
8 February 2011

Fourth quarter 2010 net profit attributable of CHF 1,290 million
UBS reports a fourth quarter net profit attributable to UBS shareholders of CHF 1,290 million compared with CHF 1,664 million in the third quarter. Group results include an own credit charge of CHF 509 million, net credit loss expenses of CHF 164 million and a tax credit of CHF 149 million, significantly lower than the CHF 825 million tax credit recorded in the third quarter. Total litigation provisions for the Group were CHF 230 million.
Wealth Management’s pre-tax profit was CHF 488 million compared with CHF 492 million in the previous quarter. Excluding a charge of CHF 40 million to reimburse the Swiss government for costs incurred in connection with the US cross-border matter, pre-tax profit increased CHF 36 million, or 7%, compared with the third quarter. Operating income improved 3% to CHF 1,803 million compared with CHF 1,759 million in the prior quarter as client trading activity increased, and despite headwinds from the strengthening of the Swiss franc. The gross margin on invested assets was 92 basis points, an increase of 3 basis points compared with the prior quarter, reflecting a 2% increase in revenues, mainly due to increased client activity, and a 1% reduction in the average invested asset base. Despite strong investment performance, invested assets declined on the strengthening of the Swiss franc against the euro and US dollar. Over 60% of Wealth Management’s assets are denominated in euros or US dollars. Net inflows of new money were very small during the fourth quarter compared with CHF 1.0 billion in the prior quarter. We saw inflows in the Asia Pacific region, in emerging markets and globally from ultra high net worth clients. Costs increased 4% to CHF 1,315 million compared with CHF 1,267 million in the prior quarter.
Retail & Corporate’s revenues were CHF 931 million compared with CHF 966 million in the third quarter. Pre-tax profit was CHF 387 million compared with CHF 446 million in the previous quarter, mainly resulting from higher credit loss expenses. Credit loss expenses increased to CHF 63 million compared with CHF 7 million in the third quarter, primarily due to loan loss provisions related to a small number of clients. Excluding credit loss expenses, operating income increased to CHF 995 million from CHF 973 million in the previous quarter. Notwithstanding these credit losses in the fourth quarter, for 2010 as a whole we experienced relatively low levels of credit losses. Net credit loss expense for 2010 was CHF 76 million, a decline of over CHF 100 million compared with 2009, reflecting the quality of our credit portfolio. Costs increased by CHF 24 million to CHF 544 million, mainly as a result of higher depreciation relating to IT investments.
Wealth Management Americas’ pre-tax result was a loss of CHF 33 million compared with a loss of CHF 47 million in the third quarter. Revenues increased 3% to CHF 1,379 million compared with CHF 1,338 million in the previous quarter. In US dollar terms, operating income improved 7% to its highest level since third quarter 2008. The quarter included litigation provisions of CHF 152 million. Net new money inflows were CHF 3.4 billion, a substantial improvement compared with net inflows of CHF 0.3 billion in the third quarter. This reflects a strong performance from financial advisors employed with UBS for more than one year. Including interest and dividend income, Wealth Management Americas had net new money inflows of CHF 8.8 billion compared with CHF 4.6 billion in the third quarter. The gross margin on invested assets increased 3 basis points to 80 basis points, due to a 3% increase in income compared with the prior quarter. Average invested assets were relatively flat. Costs increased 2% to CHF 1,412 million.
Global Asset Management’s pre-tax profit was CHF 135 million, up 18% compared with CHF 114 million in the third quarter. Higher performance fees, mainly in alternative and quantitative investments, were partly offset by higher personnel expenses. Revenues increased to CHF 542 million compared with CHF 473 million, mainly due to higher fees in alternative and quantitative investments and, to a lesser extent, global real estate. Net new money inflows from third parties were CHF 3.8 billion, mostly offset by net outflows of CHF 2.8 billion from clients of UBS’s wealth management businesses. Costs were CHF 407 million compared with CHF 359 million reflecting higher personnel and general and administrative costs.

Media Relations
8 February 2011

The Investment Bank’s pre-tax profit was CHF 75 million compared with a loss of CHF 406 million in the third quarter. The result was affected by an own credit loss of CHF 509 million compared with an own credit loss of CHF 387 million in the third quarter, reflecting in part the tightening of our credit spreads over the quarter. Operating income increased 17% to CHF 2,158 million compared with CHF 1,842 million in the previous quarter. There were increases in revenues across all business areas, in particular the Investment Banking department where revenues more than doubled to CHF 910 million compared with CHF 422 million in the prior quarter, due to increased market activity and improved market share. Equities revenues increased to CHF 945 million compared with CHF 904 million in the third quarter as the cash and derivatives and equity-linked businesses all recorded increases. In the fixed income, currencies and commodities business revenues were up 6% to CHF 920 million compared with CHF 869 million in the third quarter. Concerns relating to European sovereign debt and the impact of quantitative easing efforts increased volatility. This resulted in subdued client risk appetite, especially in credit, where revenues declined, and emerging markets, although it benefited our foreign exchange business. In the Macro business revenues rose to CHF 372 million compared with CHF 291 million, as improved customer activity drove increased revenues in the foreign exchange business. In emerging markets, revenues decreased to CHF 90 million compared with CHF 117 million in the third quarter. Costs reduced mainly due to lower personnel expenses. The Investment Bank’s result also included a net credit loss expense of CHF 108 million compared with a net credit loss recovery of CHF 35 million in the prior quarter, reflecting, among other things, impairments in our student loan auction rate securities portfolio. The Investment Bank continues to focus efforts on reducing its cost/income ratio in the near term.
Treasury activities and other corporate items generated a pre-tax profit of CHF 109 million in the fourth quarter, compared with CHF 219 million in the third quarter.
Net profit attributable to non-controlling interests was CHF 21 million compared with a net loss of CHF 21 million in the third quarter.
Reporting by business division

							Performance before tax
CHF million	Total operating income			Total operating expenses			from continuing operations
For the quarter ended	31.12.10	30.9.10	% change	31.12.10	30.9.10	% change	31.12.10	30.9.10	% change

Wealth Management	1,803	1,759	3	1,315	1,267	4	488	492	(1)

Retail & Corporate	931	966	(4)	544	520	5	387	446	(13)

Wealth Management & Swiss Bank	2,734	2,725	0	1,859	1,787	4	875	938	(7)

Wealth Management Americas	1,379	1,338	3	1,412	1,384	2	(33)	(47)	30

Global Asset Management	542	473	15	407	359	13	135	114	18

Investment Bank	2,158	1,842	17	2,084	2,248	(7)	75	(406)

Treasury activities and other corporate items	308	280	10	200	61	228	109	219	(50)

UBS	7,122	6,658	7	5,962	5,840	2	1,161	818	42

Media Relations
8 February 2011

Net new money and invested assets:
Wealth Management — Net new money inflows were very small compared with net inflows of CHF 1.0 billion in the prior quarter, with net inflows in the Asia Pacific region, in emerging markets and from ultra high net worth clients globally.
Wealth Management Americas — Net new money inflows were CHF 3.4 billion compared with outflows of CHF 0.3 billion in the third quarter.
Global Asset Management — In the fourth quarter, net new money inflows were CHF 1.0 billion compared with very small inflows in the prior quarter.
Invested assets were CHF 2,152 billion on 31 December 2010 compared with CHF 2,180 billion on 30 September 2010. Positive market movements and net new money inflows were more than offset by the depreciation of the US dollar and euro against the Swiss franc. Of the invested assets, CHF 904 billion were attributable to Wealth Management & Swiss Bank (CHF 768 billion thereof attributable to Wealth Management and CHF 136 billion attributable to Retail & Corporate); CHF 689 billion were attributable to Wealth Management Americas; and CHF 559 billion were attributable to Global Asset Management.
Capital position and balance sheet: Our BIS tier 1 capital ratio increased for the seventh consecutive quarter to 17.7% on 31 December 2010 compared with 16.7% at the end of the prior quarter, and our BIS core tier 1 capital ratio increased to 15.3% from 14.2% over the same period. Our risk-weighted assets declined 5%, mainly due to foreign exchange movements, while our balance sheet decreased 10% to CHF 1,317 billion compared with CHF 1,461 billion in the third quarter.
Outlook: In the first quarter we expect some improvement in the Investment Bank’s trading results compared with the two prior quarters, but this will as always largely depend upon market conditions and the volume of business that our customers transact with us. We do expect the investments we have been making in certain of our securities trading operations to bear fruit during 2011. The Investment Banking Department (IBD) has a promising book of financial advisory business. For the coming quarter, however, we do not expect IBD to match its seasonally strong fourth quarter result, at least not in its advisory business. In our wealth and asset management divisions, we expect client activity in the first quarter to be above fourth quarter levels, supporting transaction-based revenue in those divisions. We are optimistic that overall positive net new money inflows will continue in the first quarter. For the full year, we believe that net new money will strengthen noticeably.

Media Relations
8 February 2011

UBS key figures

	For the quarter ended			Year ended
CHF million, except where indicated	31.12.10	30.9.10	31.12.09	31.12.10	31.12.09

Group results

Operating income	7,122	6,658	6,095	31,975	22,601

Operating expenses	5,962	5,840	5,183	24,573	25,162

Operating profit from continuing operations before tax	1,161	818	912	7,402	(2,561)

Net profit attributable to UBS shareholders	1,290	1,664	1,205	7,161	(2,736)

Diluted earnings per share (CHF) [1]	0.33	0.43	0.31	1.87	(0.75)

Key performance indicators, balance sheet and capital management [2]

Performance

Return on equity (RoE) (%)				15.9	(7.8)

Return on risk-weighted assets, gross (%)				15.5	9.9

Return on assets, gross (%)				2.3	1.5

Growth

Net profit growth (%) [3]	(22.5)	(17.0)	N/A	N/A	N/A

Net new money (CHF billion) [4]	7.1	1.2	(56.2)	(14.3)	(147.3)

Efficiency

Cost / income ratio (%)	81.8	88.1	83.9	76.7	103.0

	As of
CHF million, except where indicated	31.12.10	30.9.10	31.12.09

Capital strength

BIS tier 1 ratio (%) [5]	17.7	16.7	15.4

FINMA leverage ratio (%) [5]	4.44	4.40	3.93

Balance sheet and capital management

Total assets	1,317,223	1,460,509	1,340,538

Equity attributable to UBS shareholders	46,760	47,713	41,013

BIS total ratio (%) [5]	20.4	20.2	19.8

BIS risk-weighted assets [5]	198,875	208,289	206,525

BIS tier 1 capital [5]	35,272	34,817	31,798

Additional information

Invested assets (CHF billion)	2,152	2,180	2,233

Personnel (full-time equivalents)	64,617	64,583	65,233

Market capitalization [6]	58,803	63,898	57,108

1	Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of the fourth quarter 2010 report.

2	For the definitions of our key performance indicators refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2009.

3	Not meaningful if either the current period or the comparison period is a loss period.

4	Excludes interest and dividend income.

5	Refer to the “Capital management” section of the fourth quarter 2010 report.

6	Refer to the appendix “UBS registered shares” of the fourth quarter 2010 report.

Media Relations
8 February 2011

Income statement

	For the quarter ended			% change from		Year ended
CHF million	31.12.10	30.9.10	31.12.09	3Q10	4Q09	31.12.10	31.12.09

Continuing operations

Interest income	4,591	4,620	4,681	(1)	(2)	18,872	23,461

Interest expense	(2,888)	(3,019)	(2,932)	4	(2)	(12,657)	(17,016)

Net interest income	1,703	1,601	1,749	6	(3)	6,215	6,446

Credit loss (expense) / recovery	(164)	30	(83)		98	(66)	(1,832)

Net interest income after credit loss expense	1,539	1,631	1,667	(6)	(8)	6,149	4,614

Net fee and commission income	4,444	3,978	4,438	12	0	17,160	17,712

Net trading income	766	868	(62)	(12)		7,452	(324)

Other income	373	180	52	107	617	1,214	599

Total operating income	7,122	6,658	6,095	7	17	31,975	22,601

Personnel expenses	3,851	3,977	3,323	(3)	16	16,994	16,543

General and administrative expenses	1,854	1,634	1,547	13	20	6,545	6,248

Depreciation of property and equipment	231	196	280	18	(18)	918	1,048

Impairment of goodwill	0	0	0			0	1,123

Amortization of intangible assets	26	33	33	(21)	(21)	117	200

Total operating expenses	5,962	5,840	5,183	2	15	24,573	25,162

Operating profit from continuing operations before tax	1,161	818	912	42	27	7,402	(2,561)

Tax expense/ benefit	(149)	(825)	(480)	82	69	(61)	(443)

Net profit from continuing operations	1,310	1,643	1,392	(20)	(6)	7,463	(2,118)

Discontinued operations

Profit from discontinued operations before tax	0	0	(25)		100	2	(7)

Tax expense	0	0	0			0	0

Net profit from discontinued operations	0	0	(25)		100	2	(7)

Net profit	1,310	1,643	1,368	(20)	(4)	7,465	(2,125)

Net profit attributable to non-controlling interests	21	(21)	163		(87)	304	610

from continuing operations	21	(21)	162		(87)	303	600

from discontinued operations	0	0	1		(100)	1	10

Net profit attributable to UBS shareholders	1,290	1,664	1,205	(22)	7	7,161	(2,736)

from continuing operations	1,290	1,664	1,231	(22)	5	7,160	(2,719)

from discontinued operations	0	0	(26)		100	1	(17)

Earnings per share (CHF)

Basic earnings per share	0.34	0.44	0.32	(23)	6	1.89	(0.75)

from continuing operations	0.34	0.44	0.32	(23)	6	1.89	(0.74)

from discontinued operations	0.00	0.00	(0.01)		100	0.00	0.00

Diluted earnings per share	0.33	0.43	0.31	(23)	6	1.87	(0.75)

from continuing operations	0.33	0.43	0.32	(23)	3	1.86	(0.74)

from discontinued operations	0.00	0.00	(0.01)		100	0.00	0.00

Media Relations
8 February 2011

Media release available at www.ubs.com/media
Further information on UBS’s quarterly results is available at www.ubs.com/investors:
•	Fourth quarter 2010 financial report

•	Fourth quarter 2010 results slide presentation

•	Letter to shareholders (English, German, French and Italian)
Webcast: The results presentation, with Oswald J. Grübel, Group Chief Executive Officer, John Cryan, Group Chief Financial Officer and Caroline Stewart, Global Head of Investor Relations, will be webcast live on www.ubs.com/investors at the following time on 8 February 2011:
•	0900 CET

•	0800 GMT

•	0300 US EST
Webcast playback will be available from 1400 CET on 8 February 2011.
Further information on 2010 compensation
www.ubs.com/media
Cautionary Statement Regarding Forward-Looking Statements
This release contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. Additional information about those factors is set forth in documents furnished and filings made by UBS with the US Securities and Exchange Commission, including UBS’s financial report for fourth quarter 2010 and UBS’s Annual Report on Form 20-F for the year ended 31 December 2009. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.
Rounding
Numbers presented throughout this release may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

Factsheet for external use
Bonus pool and compensation model for 2010
Bonus pool 10% lower
The Board of Directors has approved a total UBS bonus pool of CHF 4,319 million for the 2010 financial year. This is 10% lower than the bonus pool of CHF 4,779 million in 2009. Of the total bonus pool for 2010, CHF 1,550 million will be deferred to future years. The key factors in determining UBS’s bonus pool are risk-adjusted profits, general market competitiveness and the firm’s performance relative to the industry. As disclosed, UBS’s performance reflected an improvement of CHF 10 billion, with 2010 net profit attributable to shareholders of CHF 7,161 million compared with a loss of CHF 2,736 million a year earlier.
Bonus pool for the performance year 2010 and bonus expense
The compensation model for 2010
UBS is committed to rewarding employees for sustainable performance. In order to align employee incentives with the interests of UBS’s shareholders, significant deferrals of equity bonuses are a central feature of UBS’s compensation model. These awards have strict forfeiture rules that enable UBS to forfeit or reduce unvested awards when employees behave in a way that results in financial, reputational or other harm to the bank. They are also deferred for three to five years, with those awarded to senior management subject to the fulfilment of specific performance conditions. UBS’s compensation model has been refined in conjunction with shareholder representatives and takes into account the guidance of FINMA and the major international bank regulators.
→ More details on the next page

Bonus pool and compensation model for 2010
Key aspects of the model in 2010
High levels of deferred bonuses for Group Executive Board (GEB) members — Seventy-six percent of a GEB member’s bonus, including 60% in equity (under the PEP and the SEEOP) is deferred and at risk of forfeiture for periods of up to five years. Moreover, the vesting of these awards is subject to the fulfilment of specific performance conditions. A maximum of 24% in cash (under the CBP) is paid out immediately, subject to a cap of CHF/USD 2 million.
Sixty percent bonus deferrals — Above total compensation (that is, base salary and bonus) of CHF/USD 250,000, all employees will receive at least 60% of their bonus in shares deferred over three years under the Equity Ownership Plan (EOP). In addition, a number of employees in the Investment Bank will be subject to higher levels of deferrals. All deferred awards are subject to strict provisions that enable the bank to reduce or forfeit awards if an employee behaves in a way that contributes or leads to financial, reputational or other harm to UBS.
Performance condition for equity awards — Like the vesting of equity awards to GEB members, the vesting of equity awards to certain categories of employees is subject to the fulfilment of specific performance conditions. This group comprises key risk takers and controllers, around 200 individuals who can materially commit, execute or control the bank’s resources and/or exert significant influence over UBS’s risk profile. Also subject to this requirement are Group Managing Directors (GMDs) and employees with total annual bonuses exceeding CHF / USD 2 million. Deferred awards granted to each employee in one of these groups will only vest in full if the employee’s business division is profitable (for Corporate Center employees, the Group as a whole needs to be profitable).
Reduction of leverage — The use of leverage in equity awards has been significantly reduced for all GEB members, and eliminated for all remaining employees. IPP, a one-time equity plan, has been discontinued.
→	More details about UBS’s compensation model will be provided in the Compensation Report 2010, which will be published as part of the Annual Report 2010 in March 2011
2010 compensation framework for GEB members
40% of a GEB member’s annual bonus is paid in cash, 60% in equity. 76% of a GEB member’s bonus is deferred.
Illustrative example

1	Subject to cash cap of CHF/USD 2 million.
SEEOP — Senior Executive Equity Ownership Plan
PEP — Performance Equity Plan
CBP-Cash Balance Plan
The features described apply globally to compensation for the performance year 2010, though the terms of awards may vary in certain locations due to local requirements.
© UBS 2011. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Director

Date: February 8, 2011